SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayers’ ID (CNPJ/MF) #00.108.786/0001-65 NIRE # 35.300.177.240 Publicly Held Company Rua Verbo Divino n° 1.356 – 1° andar , São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “Net”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino n° 1.356 – 1° andar, Corporate Taxpayers’ ID # 00.108.768/00001-65, announces, in compliance with CVM Instruction # 358/02, the following relevant notice:

On November 4, 2003, the Company and Comsat International signed a Purchase and Sale Agreement, referring to the transfer of its total interest in Vicom Ltda. (Vicom), which was subject to certain conditions. As informed in the Relevant Notice announced on January 20, 2004, the Company, as of November 11, 2003, submitted to the Brazilian Telecommunications Agency (Anatel) a request for authorizing the transfer of its interests in Vicom Ltda. Such request was approved through the issue of Act # 41,767, which was published in Diário Oficial da União (Brazilian Official Gazette) on January 21, 2004, satisfying one of these conditions.

Upon the completion of all conditions implied in the Agreement and the conclusion of certain adjustments, the Company concluded this transaction today, resulting in the transfer of its full interest in Vicom to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations. Due to this transaction, the Company will be entitled to receive the following:

1) R$ 16.2 million, divided into 5 annual installments, monetarily adjusted according to the IPCA (Consumer Price Index); and
2) US$ 6.3 million divided into 5 annual installments. Such installments will be tied to Vicom’s net cash generation. The remaining balance will be fully settled by the end of the fifth year.

Additionally, due to the completion of the transaction, the Company assumed US$ 2.1 million debt currently held by Vicom;

The sale of Vicom will not have a significant impact on Net’s EBITDA (earnings before interest, taxes, depreciation and amortization). Also, this transaction will not impact the Company’s cash flow, once Vicom’s Capex was limited to its own cash generation. Thus, the newly concluded transaction meets the Company’s goal to strengthen and focus on Pay TV and Broadband segments.

São Paulo, August 30, 2004.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.